ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

29 December 2014

Transactions in own shares

Reed Elsevier PLC (“RE PLC”) announces that today it cancelled 65 million RE PLC ordinary shares held in Treasury. Following the cancellation, RE PLC holds a total of 69,698,335 ordinary shares in treasury, and has 1,135,668,443 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV (“RE NV”) announces that on 24 December 2014 it cancelled 40 million RE NV ordinary shares held in Treasury. Following the cancellation, RE NV holds a total of 41,298,544 ordinary shares in treasury, and has 655,790,850 ordinary shares in issue (excluding treasury shares).